Unaudited Condensed Interim Consolidated
Financial Statements and Notes

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND 2024
PRESENTED IN CANADIAN DOLLARS

Condensed Interim Consolidated Statements of Financial Position (Unaudited, Presented in Canadian dollars)

As at	Note	July 31, 2025	April 30, 2025
		$	$
ASSETS
Current assets
Cash and cash equivalents	5	284,556,098	132,616,939
Short-term investments	6	11,922,000	11,906,000
Value-added tax receivable	7	15,130,527	15,295,990
Other receivables		1,724,514	876,546
Prepaids and other expenses		1,905,274	2,311,585
Total current assets		315,238,413	163,007,060

Non-current assets
Long-term value-added tax receivable	7	3,358,012	1,960,666
Investment in Prismo Metals Inc.		433,500	331,500
Investment in Vizsla Royalties	8	13,520,227	7,404,597
Other non-current assets		-	16,248
Property, plant, and equipment		717,575	695,067
Exploration and evaluation assets	9	275,651,558	241,527,631
Total non-current assets		293,680,872	251,935,709
Total assets		608,919,285	414,942,769

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9b	7,175,664	4,391,273
Due to related parties	10	466,661	394,027
Income tax payable		95,190	-
Total current liabilities		7,737,515	4,785,300

Non-current liabilities
Non-current accounts payable	9b	-	1,607,041
Total liabilities		7,737,515	6,392,341

SHAREHOLDERS' EQUITY
Share capital	11	587,785,750	421,292,611
Shares to be issued	9b,9c	17,940,745	8,458,861
Reserves		50,037,251	45,456,805
Accumulated other comprehensive income		19,305,520	8,913,400
Deficit		(73,887,496)	(75,571,249)
Total shareholders' equity		601,181,770	408,550,428
Total liabilities and shareholders' equity		608,919,285	414,942,769

Note 1 - Nature and Continuance of Operations

Note 14 - Subsequent Events

See accompanying notes to the condensed interim consolidated financial statements

Approved by the Board of Directors on September 8, 2025

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

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Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, Presented in Canadian dollars)

		Three months ended July 31,
	Note	2025	2024 (Note 12)
		$	$
Exploration and Evaluation expenses	9c	(24,131)	-

General and administrative expenses
Office and administrative		(988,888)	(528,140)
Professional fees		(1,644,162)	(659,674)
Marketing and communication		(175,958)	(1,016,875)
Regulatory and transfer agent		(167,005)	(112,045)
Salaries and benefits		(2,124,394)	(388,950)
Share-based compensation	11d-11f	(5,025,240)	(3,689,313)
Depreciation		(68,537)	(65,485)
		(10,194,184)	(6,460,482)

Other Income (expense)
Interest and finance income		2,347,370	341,170
Foreign exchange gain (loss)		3,209,967	(52,470)
Revaluation gain on investment in equity instruments		102,000	137,623
Gain on debt settlement of Vizsla Royalties	8	-	321,862
Gain on spin out of Vizsla Royalties	8	-	13,749,421
Gain in share of Vizsla Royalties	8	6,115,630	-
Transaction costs		-	(112,997)
Other income		222,291	-
		11,997,258	14,384,609
Current income tax		(95,190)	-
Net income for the period		1,683,753	7,924,127
Other comprehensive income (loss)
Items that will be reclassified subsequently
Translation gain (loss) on foreign operations		10,392,120	(18,625,956)
Comprehensive income (loss)		12,075,873	(10,701,829)

Basic earnings (loss) per share		0.01	(0.03)
Diluted earnings (loss) per share		0.00	(0.03)

Weighted average number of common shares
Basic		315,357,863	238,246,923
Diluted		339,154,220	238,246,923

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Cash Flows (Unaudited, Presented in Canadian dollars)

		Three months ended July 31,
	Note	2025	2024
		$	$
Operating activities
Net income for the period		1,683,753	7,924,127
Items not affecting cash:
Depreciation		68,537	65,485
Share-based compensation	11d-11f	5,025,240	3,452,456
Revaluation loss on investment in equity instruments		(102,000)	(137,623)
Share of loss of associate and deemed disposal loss	8	(6,115,630)	-
Gain on debt settlement from Visla Royalties Corp.	8	-	(321,862)
Gain on spin out of Visla Royalties Corp.	8	-	(13,258,396)
Changes in non-cash working capital items	16	(4,221,095)	(376,058)

Net cash flows used in operating activities		(3,661,195)	(2,651,871)

Investing activities
Payments for exploration & evaluation assets and property plant & equipment	9	(7,580,559)	(7,411,914)
Strategic investment expenditures		-	(187,000)
Short-term investments in Guaranteed Investment Certificate ("GIC")		(16,000)	-
Net cash flows used in investing activities		(7,596,559)	(7,598,914)

Financing activities
Common shares proceeds - net of share issuance	11b	160,670,999	-
Proceeds from exercise warrants	11c	267,530	11,718,735
Proceeds from exercise of stock options	11d	3,775,600	2,481,760
Net cash flows provided by financing activities		164,714,129	14,200,495

Effects of exchange rate changes on cash and cash equivalents		(1,517,216)	(1,925,093)
Increase in cash and cash equivalents		151,939,159	2,024,617
Cash and cash equivalents, beginning of period		132,616,939	37,548,304
Cash and cash equivalents, end of period		284,556,098	39,572,921

Supplemental cash flow information (Note 16)

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, Presented in Canadian dollars, except for number of shares)

	Attributable to equity holders of the Company
	Number	Share Capital	Reserves	Share to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2024	232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959
Shares issued pursuant to property acquisition	448,137	882,830	-	(882,830)	-	-	-
Shares issued pursuant to exercise of warrants, options, and RSUs	9,150,098	14,493,766	(181,298)	-	-	-	14,312,468
Share issuance costs - cash	-	(111,973)	-	-	-	-	(111,973)
Stock-based compensation - options	-	-	3,121,766	-	-	-	3,121,766
Stock-based compensation - RSUs	-	-	330,690	-	-	-	330,690
Distribution to shareholders	-	-	-	-	-	(6,669,084)	(6,669,084)
Net loss and other comprehensive loss for the period	-	-	-	-	(18,625,956)	7,924,127	(10,701,829)
Balance, July 31, 2024	242,240,270	286,039,727	39,844,018	-	3,301,377	(59,796,125)	269,388,997

Balance, April 30, 2025	298,374,460	421,292,611	45,456,805	8,458,861	8,913,400	(75,571,249)	408,550,428
Shares issued pursuant to property acquisition	595,238	1,334,216	-	9,481,884	-	-	10,816,100
Shares issued pursuant to over-allotment options, bought deal and ATM	41,434,100	160,670,999	-	-	-	-	160,670,999
Shares issued pursuant to exercise of warrants, options, and RSUs	2,687,062	4,487,924	(444,794)	-	-	-	4,043,130
Stock-based compensation - options	-	-	3,573,296	-	-	-	3,573,296
Stock-based compensation - RSUs	-	-	872,137	-	-	-	872,137
Stock-based compensation - DSUs	-	-	579,807	-	-	-	579,807
Net income and other comprehensive income for the period	-	-	-	-	10,392,120	1,683,753	12,075,873
Balance, July 31, 2025	343,090,860	587,785,750	50,037,251	17,940,745	19,305,520	(73,887,496)	601,181,770

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp. was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024, the common shares of the Company were uplisted to the TSX under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

The head office and principal address of the Company is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

These condensed interim consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended April 30, 2025 (the "2025 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2025 Annual Financial Statements.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on September 8, 2025.

For the three months ended July 31, 2025, certain prior period amounts have been reclassified to conform to the current year's presentation. These reclassifications had no impact on previously reported net loss and other comprehensive loss for the period, cash flows, or shareholders' equity. The Company believes that this change reflects best the nature of the expenses of the General and administrative ("G&A") expense. See Note 12 - Reclassifications for further details.

Adoption of new accounting standards

The Company did not adopt any new International Financial Reporting Standards ("IFRS") or amendments to existing standards, which were effective for accounting periods beginning on or after May 1, 2025.

The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates regarding lack of exchangeability, effective for annual periods beginning on or after January 1, 2025. The Company has assessed the amendment and determined that they do not apply to the Company's operations and, therefore, has not been adopted in their financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The IASB has also issued amendments to IFRS 9 and IFRS 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The Company is currently assessing the potential impact of these amendments.

3. Material Accounting Policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements.

4. Significant Judgments and Estimates

In preparing the Company's unaudited condensed interim financial statements for the three months ended July 31, 2025, the Company applied the critical judgements and estimates, and key sources of estimation uncertainty disclosed in Note 4, of its 2025 Annual Financial Statements.

5. Cash and cash equivalents

Cash and cash equivalents of $284,556,098 (April 30, 2025: $132,616,939), including $271,458,860 in term deposits that are cashable within one to three months (April 30, 2025: $85,115,000). The term deposits earn interest at a range between 3.15% and 4.87% (April 30, 2025: 3.14%-3.25%).

At July 31, 2025, the Company had $1,027,291 ($13,976,752 Mexican pesos) (April 30, 2025: $1,510,684 ($21,443,344 pesos)) and $nil US dollars (April 30, 2025: $26,593,301 ($19,253,766 US dollars)).

6. Short-term investments

As of July 31, 2025, the Company holds short-term investments with major financial institutions in the form of Guaranteed Investment Certificates ("GICs") of $5,000,000 and, $6,922,000 (US$5,000,000) for a total of $11,922,000 (April 30, 2025: $5,000,000 and, $6,906,000 (US$5,000,000)). The short-term investments consist of term deposits with original maturities of 90 days that are not readily redeemable. The term deposits earn interest rates of 3.15% and 4.68% (April 30, 2025: 3.15% and 4.75%), respectively.

7. Value-added tax receivable

Value-added tax receivables and long-term value-added tax receivables include value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process, and the timing of collection of VAT receivables is uncertain.

As at July 31, 2025, the current VAT receivable are as follows:

	July 31, 2025	April 30, 2025
	$	$
Total Value-added tax receivable	18,488,539	17,256,656
Less: non-current portion	(3,358,012)	(1,960,666)
Current portion	15,130,527	15,295,990

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the three months period ended July 31, 2025, the Company received a net refund of VAT of $1,124,567 ($15,300,230 Mexican Pesos (Year ended April 30, 2025: 3,785,015 ($53,688,159 Mexican pesos)) from the tax authorities.

VAT receivable is net of provision of $431,319 ($5,868,290 Mexican pesos) (April 30, 2025: $413,714 ($5,868,290 Mexican pesos).

8. Investments in Vizsla Royalties Corp.

Plan of Arrangement - Spin out of Vizsla Royalties Corp.

On January 17, 2024, the Company announced an arrangement with its subsidiary Vizsla Royalties Corp. or ("Spinco"), referring to the newly formed legal entity, that will be created from the spin-off of Vizsla Silver, which holds a net smelter royalty (NSR) on the Panuco silver-gold project in Sinaloa, Mexico. Under the arrangement, Vizsla Silver shareholders received one new Vizsla Silver share, one-third of a Spinco share, and one-third of a Spinco warrant for each Vizsla Silver share held. As a result, Spinco ceased being a wholly owned subsidiary of Vizsla Silver.

The Arrangement was approved by shareholders on June 17, 2024, received court approval on June 19, and final TSX Venture Exchange ("TSX-V") approval on June 20, 2024. Spin out was completed on June 24, 2024. Shareholders received one new Vizsla Silver share and 0.3333 Spinco shares for each Vizsla Silver share held as of June 21, 2024.

Upon completion of the spin-out arrangement, the Company retained 83,000,000 shares of Spinco.

On August 6, 2024, Spinco consolidated its common shares at a 10-to-1 ratio, as approved by the Board. On August 26, 2024, Spinco shares began trading on the TSX-V under the symbol VROY.

The Company received $470,081 in cash and an additional 32,186,240 Spinco shares at $0.06 to offset a $2,079,393 loan, resulting in a gain on debt settlement of Spinco of $321,862 in the 2025 Annual Financial Statements. As of April 30, 2025, the Company owned 115,186,240 shares of Spinco.

On July 29, 2024, the Company recorded a total of $11,649,084 gain in the derecognition of the investment of Spinco as a subsidiary investment. The common shares and warrants of Spinco were treated as a distribution of capital to the Company's shareholders. The retained interest in Spinco held by Vizsla Silver, the fair value was $6,911,174 (115,186,240 Spinco shares at $0.06 per share).

The fair value of Spinco's warrants granted in the year ended April 30, 2025, was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

Risk Free Interest Rate	3.94%
Expected Dividend Yield	-
Expected Volatility	107.52%
Expected Term in Years	0.47 years

In accordance with IFRIC 17, the Company recorded a gain on spin out of Spinco of $13,749,421 from the spin-out, a share of loss on an associate of $1,396,134 and $1,889,557 gain on disposal of Spinco assets, for a total gain in share of Spinco of $493,423 in the 2025 Annual Financial Statements.

On June 12, 2025, Spinco completed a bought deal offering of 31,510,000 common shares at a price of $2.00 per common share for aggregate gross proceeds of $63,020,000, including proceeds raised from the over-allotment option, exercised in full, which the Company was not a part of, reducing its ownership to 17.20%.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the company's investment activity in Spinco is as follows:

$
Addition of an associate	6,911,174
Share of loss of an associate	(1,396,134)
Deemed disposal gain	1,889,557
Balance as of April 30, 2025	7,404,597
Share of loss of an associate	(1,257,870)
Deemed disposal gain(1)	7,373,500
Balance as of July 31, 2025	13,520,227

(1) During the three months period ended July 31, 2025, Spinco raised cash of which the Company was not a part of. As such, the result was analyzed as deemed disposal gain since there was a dilution in the ownership percentage without the loss of significant influence with an increase in cash, which becomes attributable to the Company.

As of July 31, 2025, the Company holds a 17.2% interest in Spinco. Despite the ownership being below 20%, the Company continues to exercise significant influence through its representation on 50% of the board of directors.

As of July 31, 2025, the Company intends to make an additional $3,500,000 loan to Spinco.

Royalty agreement - Net Smelter Royalty ("NSR")

As of July 31, 2025, Spinco holds 3.5% NSR on the Silverstone Concessions of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-Copala properties.

9. Exploration and Evaluation assets

a) Acquisition of El Richard - San Enrique claims

The Company entered into an Asset Purchase Agreement (the "APA") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. ("Inca Azteca Gold") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Inca Azteca Gold's right, title and interest in and to the mineral concessions (the "Acquisition"). The Acquisition includes two large claims comprising 10,667 hectares (the "El Richard - San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the  highly prospective Panuco - San Dimas corridor.

On May 3, 2024, pursuant to the APA the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share for a total value of $882,830 (US$650,000) at the exchange rate and market price applicable on the effective date (April 15, 2024) (collectively, the "Consideration Shares") plus any applicable value added tax to Inca Azteca Gold upon the completion of the transfer of the El Richard - San Enrique claims.

The consideration shares were subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the consideration shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter. As of July 31, 2025, 224,069 common shares are still under restriction.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

For accounting purposes, the acquisition was recorded as an exploration and evaluation asset, as defined in IFRS 6 -Exploration for and Evaluation of Mineral Resources. The Acquisition was settled with equity and its fair value can be reliably providing using share price on the closing date of April 15, 2024, per IFRS 2 -Share-based payment.

b) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers (Note 11(b)).

Royalty agreement - Net Smelter Royalty ("NSR")

Upon closing date, the Company and the Sellers entered into a royalty agreement in a form satisfactory to the Parties, the Sellers was granted a 1% NSR on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Finder's fees

The finder's fees is 2% NSR of the project payable to an arm's length Mexican Company.

As of July 31, 2025, the Company made three payments in connection with the tenement taxes owed to Governmental Entities: $1,095,768 (US$810,000) on March 6, 2024, $1,092,806 (US$796,500) on May 17, 2024 and $128,503 ($1,748,337 Mexican Pesos) on July 24, 2024.

Cash Payments will be made, and the La Garra consideration shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra considerations shares ("effective date") and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the company's cash payments and share issuance activity is as follows:

	Cash	Shares
	US$	#
Signing of nonbinding LOI (i)	100,000	-
Closing of the transaction (ii)	-	257,937
October 30, 2024 (iii)	150,000	-
3 months from effective date (iv)	-	476,190
January 30, 2025 (v)	275,000	-
6 months from effective date (vi)	-	535,714
April 30, 2025 (vii)	225,000	-
9 months from effective date (viii)	-	595,238
July 30, 2025 (ix)	350,000	-
12 months from effective date	-	714,286
October 30, 2025	300,000	-
15 months from effective date	-	833,333
January 30, 2026	375,000	-
18 months from effective date	-	952,381
July 30, 2026	1,300,000	-
24 months from effective date	-	1,190,476
	3,075,000	5,555,555

i. Paid on January 18, 2024.

ii. Issued on October 16, 2024.

iii. Paid on October 25, 2024.

iv. Issued on January 16, 2025.

v. Paid on January 22, 2025.

vi. Issued on April 16, 2025.

vii. Paid on April 24, 2025.

viii. Issued on July 16, 2025.

ix. Paid on July 31, 2025.

As per the table above, the Company has made five payments up to July 31, 2025, in connection with the Cash Payments: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, $208,333 (US$150,000) on October 25, 2024, $390,398 (US$275,000) on January 22, 2025, $313,128 (US$225,000) on April 24, 2025 and, $484,540 (US$350,000) on July 31, 2025.

For accounting purposes, the acquisition was recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 -Business Combinations.

The share consideration was measured based on fair value of the shares applying a Discount for Lack of Marketability (DLOM) to adjust for liquidity. DLOM is based on the risk arising from the restrict holding period set out on the Acquisition. The share price is derived from the market price on the effective date, October 7, 2024, of $2.58, with consideration for the lack of marketability.

c) Acquisition of Santa Fe

Option Agreement - Production Concessions

The Company entered into an option agreement (the "Option Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V. (collectively, the "Optionors"). Under the terms of the Option Agreement, Vizsla Silver has the option (the "Option") to acquire a 100% interest in certain production concessions (the "Production Concessions") comprising the Santa Fe Project over a five-year period.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company may exercise the Option by:

  incurring exploration expenditures of US$4,000,000 on the Production Concessions according to the following schedule:
  US$500,000 within 24 months of the effective date of the Option Agreement (the "Effective Date")
  an additional US$500,000 within 36 months of the effective date of the Effective Date an additional US$2,500,000 within 48 months of the effective date of the Effective Date an additional US$500,000 within 60 months of the effective date of the Effective Date paying to the Optionors a total cash consideration of US$1,500,000 according to the following schedule:
  US$300,000 within 12 months of the Effective Date
  an additional US$300,000 within 24 months of the Effective Date an additional US$300,000 within 36 months of the Effective Date an additional US$300,000 within 48 months of the Effective Date an additional US$300,000 within 60 months of the Effective Date issuing to the Optionors 1,373,390 common shares in the capital of the Company (the "Option Shares") according to the following schedule:
  274,678 Option Shares within 12 months of the Effective Date an additional 274,678 Option Shares within 24 months of the Effective Date an additional 274,678 Option Shares within 36 months of the Effective Date an additional 274,678 Option Shares within 48 months of the Effective Date an additional 274,678 Option Shares within 60 months of the Effective Date

All Option Shares will be subject to a hold period expiring four months and one day after their date of issue pursuant to applicable Canadian securities laws. In addition, the Optionors have agreed to voluntary resale restrictions whereby 1/3 of the Option Shares will be released from voluntary resale restrictions 12, 24 and 36 months after their issue date. In addition to the voluntary resale restrictions, if at any time the Optionors wish to sell or otherwise dispose of an amount equal to or greater than 20,000 shares in a single day, or 100,000 shares over any five consecutive trading days, the Company will have a right of first refusal to purchase such shares. The Optionors must notify the Company in advance of any such sale, and the Company will have five business days to exercise its purchase right.

In addition, on June 24, 2025, the Company has paid 50% of the tenement taxes owed by the Optionors to Governmental Entities concerning the mineral concessions in the amount of $24,131 ($334,690 Mexican Pesos) on the Production Concessions until the date that is 60 months after the Effective Date.

No finder's fees were paid on the arm's length Option Agreement.

As of July 31, 2025, the Company has not made any disbursements, except for covering 50% of the tenement taxes owed by the Optionors. Additionally, the Company has not engaged in any share issuances during this period.

Page | 12

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Purchase Agreement - Exploration Concessions

The Company entered into a purchase agreement (the "Purchase Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán (the "Vendor"). Under the terms of the Purchase Agreement, Vizsla Silver agreed to purchase (the "Purchase") certain exploration concessions (the "Exploration Concessions") comprising the Santa Fe Project.

As of July 31, 2025, the Company have completed the Purchase by:

  Paid the total cash consideration of $1,987,671 (US$1,428,571) on the effective date of the Purchase Agreement (the "Effective Date"), and
  Agreed to issue in 12 months from the agreement date 2,746,780 common shares in the capital of the Company (the "Purchase Shares")

All Purchase Shares will be subject to a hold period expiring four months and one day after their date of issue pursuant to applicable Canadian securities laws. In addition, the Vendor has agreed to voluntary resale restrictions whereby 1/3 of the Purchase Shares will be released from voluntary resale restrictions 12, 24 and 36 months after their issue date. In addition to the voluntary resale restrictions, if at any time the Optionors wish to sell or otherwise dispose of an amount equal to or greater than 20,000 shares in a single day, or 100,000 shares over any five consecutive trading days, the Company will have a right of first refusal to purchase such shares. The Optionors must notify the Company in advance of any such sale, and the Company will have five business days to exercise its purchase right.

As part of the consideration under the Purchase Agreement, the Vendor will receive from the Company the processing plant known as El Coco plant, including associated assets, in-kind. The Company will provide an inventory valuation of the El Coco plant within 30 days of the effective date and subsequently has extended this period to a six months from the Effective Date.

In addition, on June 24, 2025, the Company has paid 50% of the tenement taxes owed by the Optionors to Governmental Entities concerning the mineral concessions in the amount of $473,957 ($6,573,607 Mexican Pesos) on the Exploration Concessions until the date that is 60 months after the Effective Date.

No finder's fees were paid on the arm's length Purchase Agreement.

For accounting purposes, the acquisition will be recorded as an exploration and evaluation asset, as defined in IFRS 6 -Exploration for and Evaluation of Mineral Resources. The Acquisition was settled with equity and its fair value can be reliably providing using share price on the closing date of June 17, 2025, per IFRS 2 -Share-based payment.

Page | 13

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Costs related to the properties summarized as follows:

	Balance	Additions	Balance	Additions	Balance
	April 30, 2024		April 30, 2025		July 31, 2025
Acquisition costs	$	$	$	$	$
Cash	-	-	-	1,987,671	1,987,671
Shares	-	-	-	10,816,100	10,816,100
Transaction cost	-	17,670	17,670	-	17,670
Subtotal	-	17,670	17,670	12,803,771	12,821,441

	Balance	Additions	Balance	Additions	Balance
	April 30, 2024		April 30, 2024		July 31, 2025
Exploration and evaluation expenses	$	$	$	$	$

Tenement taxes	-	-	-	483,160	483,160
Equipment (El Coco plant) (1)	-	-	-	899,860	899,860
Subtotal	-	-	-	1,383,020	1,383,020
	-	17,670	17,670	14,186,791	14,204,461
Effect of change in exchange rate	-	-	-	(11,359)	(11,359)
Total	-	17,670	17,670	14,175,432	14,193,102

(1) Upon the closure of the agreement, the Company and the Optionors agreed to amend the terms related to the El Coco plant, extending the period for completing the inventory valuation from thirty days following the effective date to six months. As a result, the Company has preliminarily included the book value of the El Coco plant as of July 31, 2025, as part of the acquisition cost.

The Consideration Shares are fair valued. DLOM is based on the risk arising from the restrict holding period set out on the Acquisition. The share price is derived from the market price on the effective date, June 17, 2025, of $4.83, with consideration for the lack of marketability.

Page | 14

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

d) Exploration and Evaluation assets

The Company's Exploration and Evaluation assets consist of the Panuco-Copala, La Garra, and the El Richard and San Enrique and Santa Fe. Costs related to the properties can be summarized as follows:

	Panuco - Copala	La Garra	El Richard and San Enrique	Santa Fe	Total
Cost
	$	$	$	$	$
As at April 30, 2024	207,315,821	-	1,390,673	-	208,706,494
Additions	25,584,306	18,350,905	543,016	17,670	44,495,897
Effect of change in exchange rate	(11,551,104)	-	(123,656)	-	(11,674,760)
As at April 30, 2025	221,349,023	18,350,905	1,810,033	17,670	241,527,631
Additions	9,086,591	128,503	173,558	13,286,931	22,675,583
Transfers[1]	(899,860)			899,860
Effect of change in exchange rate	11,478,730	(64,208)	45,181	(11,359)	11,448,344
As at July 31, 2025	241,014,484	18,415,200	2,028,772	14,193,102	275,651,558

(1) Upon the closure of the agreement, the Company and the Optionors agreed to amend the terms related to the El Coco plant, extending the period for completing the inventory valuation from thirty days following the effective date to six months. As a result, the Company has preliminarily included the book value of the El Coco plant as of July 31, 2025, as part of the acquisition cost. The El Coco plant was classified within the Panuco-Copala exploration and evaluation assets until April 30, 2025. As the effective that date of the acquisition, the plant was disposed of and transferred as part of the consideration for the Santa Fe Exploration Concessions.

10. Related Party Transactions

During the three month periods ended July 31, 2025, and 2024, the Company has the following related party transactions:

(a) The Company has incurred $1,458,276 (July 31, 2024: $365,624) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $104,500 (July 31, 2024: $87,500) in director fees to the Company's independent directors.

(c) The Company has paid $752,222 (July 31, 2024: $271,900) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(d) The Company has granted 2,450,000 (July 31, 2024: 4,850,000) stock options to officers and directors of the Company (Note 11(d)).

(e) The Company has granted 750,000 (July 31, 2024: 360,000) RSUs to officers of the Company  (Note 11(e)).

(f) The Company has granted 850,000 (July 31, 2024: nil) DSUs to officers of the Company (Note 11(f)).

(g) As of July 31, 2025, $466,661 was payable to officers of the Company (April 30, 2025: $394,027)

Page | 15

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

These transactions are in the normal course of operations and have been valued in these unaudited condensed interim consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Share Capital

a) Authorized

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

b) Issued and outstanding

As of July 31, 2025, 343,090,860 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

During the three months period ended July 31, 2025, the Company issued common shares of the Company as follow:

178,353 warrants were exercised at a weighted average exercise price of $1.50 for proceeds of $267,530, and 2,299,500 options were exercised at a weighted average exercise price of $1.64 for proceeds of $3,775,600. In addition, 209,209 restricted share units ("RSUs") were exercised and converted to common shares, 251,667 were vested at the price of $2.34

On June 26, 2025, the Company completed the bought deal public offering of 33,334,000 common shares of the Company at a price of US$3.00 per common share for aggregate gross proceeds of $136,402,728 (US$100,002,000). The Company has granted the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares. The Company paid to the underwriters a cash commission equal to $7,262,346 (US$5,324,300) in cash share issue costs and other costs for net proceeds of $129,140,382 (US$94,677,700).

On July 14, 2025 the Company completed to the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares US$3.00 per common share for aggregate gross proceeds of $20,539,910 (US$15,000,300) announced on June 26, 2025. The Company paid to the underwriters a cash commission equal to $1,029,050 (US$751,515) in cash share issue costs and other costs for net proceeds of $19,510,860 (US$14,248,785).

The Company conducted a series of financings through its existing ATM facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of US$3.13 per common share for aggregate gross proceeds of $13,297,831 (US$9,691,598). The Company paid to the underwriters a cash commission equal to $1,278,074 (US$1,753,644) in cash share issue costs and other costs for net proceeds of $12,019,757 (US$16,492,296).

Cash commissions to the underwriters of the transactions for a total of $9,569,470.

On July 16, 2025, the Company issued 595,238 common shares for a total value of $1,334,216 to the sellers in relation to the acquisition of Goanna Resources (Note 9(b)).

Page | 16

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the three months period ended July 31, 2024, the Company issued common shares of the Company as follow:

6,598,587 warrants were exercised at a weighted average exercises price of $1.79 for proceeds of $11,830,708, and 2,438,200 options were exercised at a weighted average exercise price of $1.02 for proceeds of $2,481,760. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60. The Company incurred $111,973 of share issuance cost related to the at-the-

market equity program ("ATM"). The ATM Program allows the Company to sell up to C$50,000,000 of Vizsla Silver Shares from treasury through Canaccord Genuity at its discretion, under the terms of the distribution agreement.

In relation to the acquisition of El Richard - San Enrique claims, the Company agreed to issue an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024). On May 3, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share (for a total value of $882,830 (US$650,000)). Transfer of the El Richard - San Enrique claims was completed on May 8, 2024.

c) Warrants

As of July 31, 2025, the Company has 55,200 warrants outstanding and exercisable (April 30, 2025: 233,553)

During the three months period ended July 31, 2025:

178,353 warrants were exercised at a weighted average exercise price of $1.50 for proceeds of $267,530.

The weighted average market price on the warrant exercise date is $4.09.

During the three months period ended July 31, 2024:

6,598,587 warrants were exercised at a weighted average exercises price of $1.79 for proceeds of $11,830,708.

Page | 17

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's warrant activity is as follows:

	July 31, 2025		April 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Warrants outstanding, beginning of the period	233,553	1.48	15,437,163	1.89
Issued	-	-	-	-
Exercised	(178,353)	(4.09)	(15,040,837)	(1.90)
Expired	-	-	(162,773)	(1.57)
Warrants outstanding, end of the period	55,200	1.48	233,553	1.48

The following warrants were outstanding and exercisable on July 31, 2025:

Expiry date	Exercise price (1)	Number of warrants outstanding and exercisable
	$	#

February 28, 2026	1.48	55,200

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024 (Note 5), each Vizsla Silver Warrant was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

As of July 31, 2025, the weighted average remaining contractual life for outstanding warrants is 0.58 years (April 30, 2025: 0.83 years).

d) Options

The Company has adopted a Stock Option Plan pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

During the three months period ended July 31, 2025, the Company:

On May 1, 2025, the Company granted 4,050,000 stock options at an exercise price of $2.90. The options are exercisable for a period of five years and will vest over the next two years.

On July 29, 2025, the Company granted 42,500 stock options at an exercise price of $4.33. These options are exercisable for a period of five years and will vest over the next two years.

2,299,500 were exercised with weighted average exercise price of $1.64 for proceeds of $3,775,600, and nil options were canceled.

The weighted average market price on the options exercise date is $4.27.

Page | 18

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the three months period ended July 31, 2024, the Company:

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.26 directors, officers, employees and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years.

2,438,200 options were exercised with weighted average exercise price of $1.02 for proceeds of $2,481,760, and 58,000 options were canceled. No other options were issued, canceled, or expired during the three months period ended July 31, 2024.

A summary of the Company's stock option activity during the three months period July 31, 2025 and year ended April 30, 2025 is as follows:

	July 31, 2025		April 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of the period	18,539,000	1.91	18,803,722	1.66
Issued	4,092,500	2.91	6,050,000	2.24
Cancelled	-	-	(175,000)	(1.73)
Exercised	(2,299,500)	(1.64)	(6,139,722)	(1.44)
Options outstanding, end of the period	20,332,000	2.14	18,539,000	1.91
Options exercisable, end of the period	14,566,000	1.79	14,110,000	1.85

Page | 19

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's stock options outstanding and exercisable as of July 31, 2025, is as follows:

Expiry date	Exercise price	Adjusted exercise price	Adjusted exercise price (1)	Number of Options outstanding	Number of Options exercisable
	$	$	$	#	#
August 6, 2025	2.15	2.07	2.05	850,000	850,000
December 18, 2025	1.53	1.53	1.52	187,500	187,500
January 12, 2026	1.71	1.64	1.63	60,000	60,000
February 17, 2026	1.5	1.44	1.43	500,000	500,000
June 22, 2026	2.31	2.22	2.20	2,245,000	2,245,000
July 27, 2026	2.44	2.34	2.32	139,000	139,000
September 24, 2026	2.25	2.25	2.23	1,293,000	1,293,000
February 1, 2027	2.45	2.45	2.43	200,000	200,000
June 2, 2027	1.74	1.74	1.72	435,000	435,000
February 10, 2028	1.6	1.6	1.59	1,053,000	1,053,000
May 19, 2028	1.6	1.6	1.59	2,612,000	2,612,000
November 15, 2028	1.36	1.6	1.59	280,000	200,000
February 27, 2029	0.15	0.14	0.14	480,000	480,000
June 12, 2029	2.26	2.26	2.24	5,905,000	3,493,000
May 1, 2030	2.90	2.90	2.90	4,050,000	810,000
July 29, 2030	4.33	4.33	4.33	42,500	8,500
				20,332,000	14,566,000

According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly.

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

	July 31, 2025	April 30, 2025
Risk Free Interest Rate	2.70% - 3.03%	3.41%
Expected Dividend Yield	-	-
Expected Volatility	75%	75%
Expected Term in Years	5 years	5 years

The Company recorded a fair value of $3,722,184 as share-based compensation for the three month period ended July 31, 2025 (July 31, 2024: $3,251,839) after adjusting for an estimated forfeiture rate of 4%, which resulted in a reduction of the fair value of share-based compensation by $148,887 for the three month period ended July 31, 2025 (July 31, 2024: $130,074).

Page | 20

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

e) Restricted shares units ("RSU")

During the three months period ended July 31, 2025:

On May 1, 2025, the Company granted 1,450,000 restricted share units (each, an "RSU") to directors, officers, employees and consultants of the Company. The RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.

On July 29, 2025, the Company granted 132,000 RSU to employees and consultants of the Company. The RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.

A total of 209,209 RSUs were exercised and converted to common shares, 251,667 were vested at the price of $2.26. No other RSUs were issued, canceled, or expired during the three month period ended July 31, 2025.

During the three months period ended July 31, 2024:

113,311 RSUs were exercised and converted to common shares at the vested price of $1.60 and 3,018 RSU was cancelled. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day.

A summary of the Company's RSU activity is as follows:

	July 31, 2025		April 30, 2025
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
	#	$	#	$
RSUs outstanding, beginning of the period	1,360,868	2.06	1,044,073	1.69
Issued	1,582,000	3.02	775,000	2.34
Exercised and converted to shares	(209,209)	2.13	(378,732)	(1.68)
Cancelled	-	-	(79,473)	(1.79)
RSUs outstanding, end of the period	2,733,659	2.24	1,360,868	2.06

The following RSUs were outstanding and exercisable on July 31, 2025:

Grant date	Exercise price	Number of RSUs outstanding	Number of RSUs exercisable
	$	#	#
10-Feb-23	1.60	349,295	266,244
01-Apr-24	1.89	212,000	-
12-Jun-24	2.34	590,364	-
01-May-25	2.90	1,450,000	-
29-Jul-25	4.33	132,000	-
		2,733,659	266,244

Page | 21

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

For the three month period ended July 31, 2025, the Company has recognized a share-based compensation of $908,476 (July 31, 2024: 341,992) for the RSUs. For the three month period ended July 31, 2025, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $36,339 (July 31,2024: $11,301), which reduces the fair value of share-based compensation.

f) Deferred shares units ("DSU")

On May 1, 2025, the Company granted 850,000 deferred share units (each, an "DSU") to directors of the Company. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

During the three months period ended July 31, 2025, the Company has recognized a share-based compensation of $579,807 (July 31, 2024: $nil) for the DSUs. The Company used an estimated forfeiture rate of 4%, resulting in an impact of $24,159 (July 31,2024: $nil), which reduces the fair value of share-based compensation.

g) Shares to be issued

During the three months period ended July 31, 2025:

In relation to the acquisition of La Garra claims, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash and issue an aggregate of 5,555,555 common shares in the capital of the Company to the sellers. The cash payments will be made and the consideration shares will be issued over a period of 24 months from the closing date of the Acquisition.

The Company has issued to Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar 595,000 common shares of Vizsla for a total value of $1,334,216, and a total of 3,690,476 remains as shares to be issued with a total value of $7,124,645. According to the agreement (Note 9(b)).

In connection with the acquisition of the Santa Fe exploration concessions, the Company has committed to make a cash payment of US$1,428,571 on the Effective Date and issue a total of 2,746,780 common shares of the Company to the Vendor within 15 calendar days following the Effective Date.

The Company executed the cash payment of $1,987,671 (US$ 1,428,571) on June 18, 2025. Additionally, an agreement has been reached with the Vendor to defer the issuance of 2,746,780 common shares of Vizsla, which hold an aggregate value of $10,816,100, to be fulfilled over a period of 36 months from the closing date of the Acquisition.

During the three month period ended July 31, 2024:

There was no share issue obligation during the three months period ended July 31, 2024.

Page | 22

Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

12. Reclassification of prior period amounts

To conform to the three month ended July 31, 2025 presentation, the following prior period July 31, 2024 net loss and comprehensive loss amounts have been reclassified (reduced/increased) in the comparative 2025 figures:

A decrease in General and Administrative expenses by $165,467 and an increase in other expenses by $165,467 from the following lines in the net loss and comprehensive loss:

  $52,470 Foreign exchange loss; and
  $112,997 Transaction costs

This reclassification reflects a change in the classification of certain costs determined to be not directly attributable to operational activities. It does not affect net loss for the prior period and comprehensive loss, loss per share, or cash flow from operating activities.

13. Financial Instruments

Fair value of financial instruments

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:

 i) Credit risk

 ii) Liquidity risk

 iii) Market risk

 1. Foreign Currency risk

 2. Interest rate risk

 3. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As of July 31, 2025, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2025, the Company had a cash and cash equivalents balance of $284,556,098 to settle liabilities of $7,737,515. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for the long-term portion of the Cash Consideration of the acquisition of Goanna Resources. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

iii. Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

1. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the three months ended July 31, 2025, by approximately $173,000 (July 31, 2024: $191,000). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the three months ended July 31, 2025, by approximately $1,984,000 (July 31, 2024: $20,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

2. Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows and short-term investments of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months period ended July 31, 2025, on its cash and cash equivalents and short-term investments was 0.79% (2024 - 0.86%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $2,964,000 change in the Company's net and comprehensive loss (three month period ended July 31, 2024: $395,000).

3. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

14. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15. Segment Information

The Company has one operating segment, principally mineral exploration, evaluation and development.

Geographic Information

The Company's non-current assets by location of assets are as follows:

	July 31, 2025	April 30, 2025
	$	$
Canada	24,769,827	7,906,067
Mexico	268,911,045	244,029,642
	293,680,872	251,935,709

16. Supplemental Cash Flow

The following table summarizes changes in non-cash working capital items in operating activities:

	Three months ended July, 31
	2025	2024
	$	$
Accounts payable and accrued liabilities	(4,077,440)	(1,099,816)
Due to related parties	72,634	(1,126,154)
Taxes receivable	209,120	1,238,469
Other receivable	(847,967)	(147,009)
Prepaid expenses	422,558	758,452
	(4,221,095)	(376,058)

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Notes to the Condensed Interim Consolidated Financial Statements
As at July 31, 2025, and April 30, 2025, and for the
three months ended July 31, 2025 and 2024
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The following table summarizes changes in non-cash items in financing activities:

		Three months ended July, 31
	Note	2025	2024
		$	$
Shares issued pursuant to property acquisition	9b	1,334,216	882,830
Shares to be issued pursuant to property acquisition	9c	10,816,100	-
Shares issued for RSUs	11e	444,795	181,298

17. Subsequent Events

a) Exercise of options and RSUs subsequently

Subsequent to July 31, 2025, a total of 970,000 options were exercised at a weighted average exercise price of $2.11 for proceeds of $2,050,900 and 33,333 RSUs were exercised and converted to common shares at the vested price of $2.26.

b) US$220 Million Project Financing

On September 5, 2025, the Company executed a mandate letter with Macquarie Bank Limited (“Macquarie”) as lead arranger for a senior secured project finance facility (the “Facility”) of up to US$220 million to fund the construction and development of the high-grade underground Panuco silver-gold project in Sinaloa, Mexico.

The Facility will be arranged by a syndicate of banks, with Macquarie retaining a 70% interest and managing syndication of the remaining 30%. Macquarie will act as agent and sole underwriter.

Subject to execution of definitive credit documentation and satisfaction of customary conditions, the Company may draw an initial US$25 million early-drawdown tranche down from the Facility. The balance of the Facility will become available following satisfaction of customary conditions precedent tied to the planned feasibility study, equity funding, and permitting, and will be applied toward mine construction, commissioning, and associated infrastructure at Panuco if a construction decision is made. The Facility remains subject to completion of due diligence, negotiation of definitive agreements, final credit approvals and other customary conditions.

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